Redfield Ventures, Inc 244 Fifth Ave Ste #1563 New York, NY 10001 Tel: 212-726-2184 www.redfieldventures.com

October 10, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549

Attention:             Larry Spirgel, Assistant Director
Gregory Dundas, Attorney-Advisor
Kathryn Jacobson, Staff Accountant
Robert Littlepage, Accountant Branch Chief

Re:                         Redfield Ventures, Inc
Amendment No.1 to Registration Statement on Form S-1
Filed [September 30, 2012]
File No. 333-183502

Dear Sir/Madam:

The Management of Redfield Ventures, Inc is in receipt of your comment letter dated September 12, 2012 on the Company’s Registration Statement filed on August 23, 2012, via electronic mail. Amendment No.1 to the aforesaid Registration Statement is being filed concurrently and the Company’s response to your questions as restated herein. The Company had also revised the Registration Statement wherever relevant to update other disclosures in addition to the comments raised.

General

1.
We note that you have nominal operations and assets. Prominently identify the company as a shell company on the cover page and throughout the prospectus and caution investors as to the highly illiquid nature of an investment in the company’s shares. Refer to Exchange Act Rule 12b-2. Revise your two risk factors discussing Rule 144 restrictions to discuss the prohibition on resales pursuant to Rule 144(i).

Response:

The Registrant has nominal operations and assets and had been prominently identified as a shell under Rule 12b-2 of the Exchange Act on the cover page. The two risk factors under page 7 and page 9 of the Registration Statement had also been revised accordingly with regards to Rule 144 restrictions and prohibition on resales pursuant to Rule 144(i) indicating that REVE is a “shell company” pursuant to Rule 144 because we have nominal assets and no revenue and as such, sales of our securities pursuant to Rule 144 are not able to be made until 1) we have ceased to be a “shell company"; 2) we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; and, 3) have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” has been filed with the Commission reflecting the Company’s status as a non-“shell company.” If less than 12 months has elapsed since the Company ceases being a “shell company”, then only registered securities can be sold pursuant to Rule 144. Therefore, any shares held by affiliates, including shares received in any registered offering, will be subject to the resale restrictions of Rule 144(i).

2.
Please revise your disclosure to identify your selling shareholders as underwriters (not simply that may be deemed to be underwriters). We believe that, because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Refer to SEC Release 33-8869 (2007). That release makes clear that Rule 144 is not available for the resale of securities initially issued by shell companies. This is because shareholders who receive shares from a shell company are considered underwriters with respect to their resales until the company is no longer a shell company and adequate information (Form 10 information) has been available to the market for a period of twelve months. Until the company satisfies these conditions, the selling shareholders will be deemed to be underwriters whose sales are designed to create a market in the company’s securities. Because the offering is deemed to be an indirect primary offering by the company through the selling shareholders, the offering price of the shares being resold must be fixed for the duration of the offering. Please revise your disclosure throughout the prospectus to make clear that the offering price for all the shares being registered will remain fixed for the duration of the offering.

Response:

We have revised the disclosure throughout the registration statement to indicate that in view that REVE is a shell, the selling shareholders are underwriters and all the shares under this offering must be sold at a fixed price $0.01 for the duration of the offering.

Registration Statement Cover Page

3.	Please revise to include the agent for service. Refer to cover page for Form S-1.

Response:

We have revised the cover page of the Registration Statement to indicate Mr Long Nguyen, President and Chief Executive Officer as the agent for service.

Our Business, page 2

4.
Please revise to provide a clearer description of your business plan. Avoid the use of business jargon and instead use specific, concrete terminology. For example, the statement that your “clientele will gain access to our worldwide marketing and research experience and benefit from the extensive network and channels of our global business associates” is vague and non-specific. How will your clients “gain access,” and what specifically will they be obtaining from you, i.e., what is meant by “our worldwide marketing and research experience” and “the extensive network and channels of our global business associates”? What specific services do you plan to offer?

Response:

We have revised to state that we are a marketing research services provider dedicated to serve in the areas of marketing research which includes product research, consumer research, packaging research, and pricing research. We will offer marketing research services to companies throughout the United States and other countries. Marketing research is a continuous process with a very wide scope and our services include product research, consumer research, packaging research, and pricing research. Marketing research services are widely used by manufacturers, exporters, distributors and service organisations and our services also include collection of information about competitors so that companies can use this information in decision making as well as to fight competition.  Our mission is to become an established marketing research service provider and the primary objective of our marketing research services is to assist companies in developing production and marketing policies such as introducing new products in the market or to identify new markets.

Risk Factors, page 5

Currently our website is being developed, page 5

5.	Please revise this risk factor so that it discusses a single risk.

Response:

We have revised this as a single risk factor and also added that we require $10,000.0 to complete the development of this website and if we do not raise enough funds thru the offering we will not be successful in developing our web site. We also included additional risk factor disclosures under page 5 as follows:-

(i)	We are planning to accept online payments such as PayPal but we may be subject to risk of fraudulent or otherwise illegal activity which may harm our business and actual results of operations

We are planning to accept online payments via established providers such as PayPal, which is the faster and safer way to send money online. However, we will be subjected to the risk of fraudulent or otherwise illegal activity by users, developers, employees, or third parties, risk of increased costs and diversion of management time and resources to deal with bad transactions or customer disputes which may harm our business and results of operations.

(ii)	Computer malware, viruses, hacking and phishing attacks and spamming could harm our business and results of operations

Computer malware, viruses, and computer hacking and phishing attacks have become a very common risk. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security, and technical infrastructure to the satisfaction of our users may harm our reputation and our ability to retain an online business network under www.redfieldventures.com

(iii)	We may not successfully implement security precautions in the development of our website and our website security may be compromised

We are now considering risks such as the loss of data or loss of service on the Internet from technical failure or criminal acts in our system specifications and in the security precautions in the development of our website. There is no assurance that such security precautions will be successfully implemented and our website security may be compromised,

Changes in global economic climate, page 6

6.	This risk factor discussion appears to be incomplete. Please revise.

Respond:

This risk factor had been revised to indicate that such changes in the global economic climate may have a material adverse effect on our revenue, results of operations and financial condition. There can be no assurance that the global economy will be better and even if there are any improvements in the global economy, there is no guarantee that there will be any improvements in our revenue, results of operations and financial condition.

The marketing and business support services has inherent operational…, page 6

7.	Please revise to clarify what type of insurance you are referring to.

Respond:

We have revised this risk factor to indicate that we have no insurance at this time and we can give no assurance that we will ever be insured against all or any risks of providing inaccurate information under our marketing research services. We may be subject to potential claims or legal action against the company which may have an adverse material impact on our revenue, results of operations and financial condition.

Our plans call for a significant increase in client base, page 7

8.	Please revise to clarify this risk factor in light of the fact that you have no clients at present.

Respond:

We had revised this risk factor to indicate that our marketing plans call for an online business network base to promote our services as we have no clients at present. Managing our online business networking function under our website effectively will require us to continue to enhance these systems, through development and implementation of procedures and controls. We may not respond quickly enough to the changing demands that our web-usage expansion will impose on our management, employees and existing infrastructure. Our failure to manage the online business networking function under our website effectively could harm our business and operating results as we are relying on this online business community to engage our first client.

We are not yet a fully reporting company and may not become one, page 8

9.
Instead of referring to various sections of the Exchange Act, please revise to state in plain English the substance of any material risk to shareholders. Also, the third paragraph appears to belong to the risk factor below with the subheading “You may not be able to sell your shares in REVE….” Please revise accordingly.

Respond:

We had revised this risk factor to state that this is our initial registration and we are not yet a registered company and will not be so until this S-1 is effective. Until then we will only be subject to the reporting requirements imposed by Section 15(d) of the Exchange Act which state that we will be required to file supplementary and periodic information, documents, and reports as may be required pursuant to section 13 in respect of a security registered pursuant to section 12 . In such an event, we may cease providing periodic reports and current or periodic information including operational and financial information, and investors may not have information with respect to our results of operations. The third paragraph had also been removed accordingly.

Investors in this offering will bear a substantial risk of loss…, page 10

10.	Please revise this risk factor to clarify the risk of dilution to potential investors rather than to Mr. Nguyen.

Respond:

We had revised this risk factor to state that upon the sale of the common stock in this offering, investors under this offering will experience an immediate and substantial “dilution.”  Therefore, investors in this offering will bear a substantial portion of the risk of loss. The principal shareholder of REVE, Long M Nguyen, who also serves as its CEO, holds 20,000,000 of the REVE issued and outstanding restricted shares of the Company and additional sales of Mr Long Nguyen’s common stock in the future could result in further dilution and risk of loss to investors.

11.
Please expand this risk factor to refer to the dilutive effect of the conversion of your note due June 2013, which if not paid as of the repayment date shall be convertible into common voting stock at a 50% discount of the average bid on the day of the conversion. In this regard, we note your disclosure on page F-7.

Respond:

We had expanded this risk factor to state that in addition, on June 15, 2012, a shareholder loaned the Company $1,000. The loan is secured by a 10% per annum interest bearing Promissory Note dated June 15, 2012 that is due and payable on June 30, 2012 and if this loan remains unpaid for a period of one year from June 30, 2012, this note shall be convertible into common voting stocks at a price of 50% discount of the average bid on the day of the conversion. Therefore, the investors in this offering will bear the risk of further loss due to dilution from additional sales of shares equivalent to the loan amount of $1,000 as a result of the conversion into common voting stocks from the Promissory Note dated June 15, 2012.

REVE is selling the shares offered in this prospectus…, page 10

12.	Please revise to clarify the risk to potential investors.

Respond:

We had revised this risk to state that there are no firm commitments to purchase any of the shares in this offering and we may be unable to sell enough shares to create a market for the shares. Consequently, there is no guarantee that the Company is capable of selling all, or any, of the common shares offered hereby and the sale of just small number of shares increases the likelihood of no market ever developing for our shares. If we are unable to create a public market of any kind for our shares, it is highly likely that the entire investment of the early and only share purchasers would be lost immediately.

As an “Emerging Growth Company” under the…, page 12

13.	Please revise the formatting of the subheading to clarify that this is a separate risk factor from the one above it.

Respond:

We had revised the formatting and moved this subheading to page 11. “Special Note Regarding Forward-Looking Statements” on page 11 is moved to page 12.

Percent of Net Proceeds Received, page 14

14.
You state that you “will not allocate funds in other areas till our website is complete and fully operational.” Please revise to state clearly the amount of funds will be required to make the website fully operational.

Respond:

We had revised to state that we allocated $10,000.0 for concept and website development and this money will be required to complete this fully functional website.

Dilution of the Price You Pay If All Shares Offered are Sold, page 14

15.
Please revise to clearly indicate the company, on a historical basis, has a deficit and not net book value. Also, the correct amount of the deficit was $(1,730) at June 30, 2012, as reported in your historical financial statements. Please revise this reported amount as well as the resultant calculated amounts for net deficit per share, adjusted net deficit per share, and dilution per share to new investors.

Respond:

We had revised to state that the company has a deficit on a historical basis and the Company’s deficit at June 30, 2012 is $(-1,730), the Company’s adjusted net deficit per share is $(-0.001297) per share. Dilution per share to new investors $.008703

Dilution

16.	Please include a table that shows the amount of dilution for new investors if 25%, 50%, 75% or 100% of shares offered are sold. There is no need for a separate verbal discussion in each case.

Respond:

We had revised accordingly to include a table in that shows the amount of dilution for new investors if 25%, 50%, 75% and 100% of shares offered are sold as follows:-

	25%	50%	75%	100%
Shares sold	1,250,000	2,500,000	3,750,000	5,000,000
Offering price per share	$0.01	$0.01	$0.01	$0.01
Net deficit per share before this offering	$(0.000071)	$(0.000071)	$(0.000071)	$(0.000071)
Increase per share attributable to new investors	$0.000100	$0.000562	$0.001044	$0.001368
Adjusted net deficit per share after this offering	$(0.000029)	$(0.000491)	$(0.000973)	$(0.001297)
Dilution per share to new investors	$0.009971	$0.009509	$0.009027	$0.008703
Percentage dilution	$99%	$95%	$90%	$87%

Description of our Business, page 22

17.
In this section, and throughout the prospectus, revise to avoid using business “buzzwords” or promotional language regarding your company, such as “synergy,” “synergistic,” “value-added,” “strategic,” “user-friendly,” or “uniquely positioned,” without explaining specifically what is meant by such terms and providing a basis in fact for such descriptions of your business.

Respond:

We had revised to state that we are Redfield Ventures, Inc (REVE) is a development stage company that is dedicated to provide marketing research services including product research, consumer research, packaging research, and pricing research to companies throughout the United States and other countries. Our mission is to become an established marketing research service provider and the primary objective of our marketing research services is to assist companies in developing production and marketing policies such as introducing new products in the market or to identify new markets. Marketing research services are widely used by manufacturers, exporters, distributors and service organisations and our services also include collection of information about competitors so that companies can use this information in decision making as well as to fight competition. Our immediate objective is to promote our marketing research services via the internet and we are developing a website domain under www.redfieldventures.com for this purpose.

18.
You state that clients will have access through your website to your “networking domain,” which consists of the parties you have had past dealings with. Please provide a more specific basis for your belief that this “domain” is marketable.

Respond:

We had revised to state that we are developing our website with user-friendly networking interface so as to establish an online business community which will enable us to aggressively promote our services while at the same time, participants can benefit by sharing business opportunities amongst each other. We plan to generate interest and increase web traffic by inviting the business contacts of our CEO and President Mr Long Nguyen from various countries other than the United States such as United Kingdom, Vietnam, Cambodia, and Thailand from his past service with a company in Vietnam to join our domain as initial participants sharing business opportunities. With this initial group in place, we believe we can expect further interest in our website domain and attract more participants.

Principal Services and their Markets, page 23

19.
You state at the top of page 22 that the company will be focused on, in addition to business alliances, “marketing and business support services including strategic marketing research and consultancy, [and] marketing communications.” Please disclose what types of services and products you intend to provide in these areas, and indicate your intended timing in providing such products and services.

Respond:

We had revised to state that Redfield Ventures, Inc (REVE) is a marketing research provider dedicated to serve in the areas of marketing research and our services include product research, consumer research, packaging research, and pricing research to companies throughout the United States and other countries. In addition, we are also offering collection of information about competitors and we will extend our services on a case by case and first come first served basis.

Description of Property, page 24

20.	Please revise to clarify how you secure the premises of your principal office. We note the statement on page F-8 that an officer has provided office services without charge.

Respond:

We had revised to state that the Company’s principal executive office is located at 244 Fifth Ave Ste 1563, New York, NY 10001. This office services is provided by Mr Long Nguyen without any charge and REVE does not own any properties at this time. The Company has another office located at 4465 38th street, San Diego, CA 92116 which is also provided by Mr Long Nguyen without charge. Mr Long Nguyen is not under any obligation to provide such office services.

Officers and Key Personnel of the Company, page 32

21.
Indicate the principal place of residence for both of your named executive officers. If it is abroad, please include a new risk factor highlighting the potential difficulty in seeking legal recourse against either.

Respond:

We had revised to state that Mr Long Nguyen currently resides at 4465 38th street, San Diego, CA 92116 and Mr Khoo Hsiang Hua currently resides at Room 8.13, 8th Floor, Wisma Cosway, 50200 Kuala Lumpur, Malaysia. Our Chief Executive Officer, Mr Long Nguyen resides in the United States. However, another officer, Mr Khoo Hsiang Hua resides abroad and we had included a new risk factor under page 10 to state that there is a potential difficulty in seeking legal recourse against Mr Khoo and investors may lose their entire investment if they are unable to seek any legal recourse against him.

22.
Please provide greater detail of the business experience for both of your named executive officers during the past five years. Identify where the “National University is located.” Refer to Item 401(e)(1) of Regulation S-K.

Respond:

Under our Founder, Chairman and CEO, Mr Long Nguyen, we had revised to include during the 4 years period of being “self-employed”, Mr Nguyen provided marketing research services with focus in collection and analysis of data on competitors in terms of prices, sales, and method of marketing and distribution. Mr Nguyen also developed and implemented procedures for identifying advertising needs to his clients. Mr Nguyen’s clients include Band Industrial Limited, a company based in Hong Kong. In the recent years from 2006 to 2008, Mr Nguyen served as Vice President for a reputable firm based in Ho Chi Minh, Vietnam (TT Plastic Supply Co.) and he was primarily responsible for strategic planning and implementation of business strategies. Mr Nguyen developed and social media marketing strategies and was accountable for relationships with global partners including United Kingdom, Vietnam, Cambodia, and Thailand, leading supply chains as well as local communities. Mr Nguyen generated analytical reports in areas of market performance, product lines, demographics, research and also coordinated mergers and acquisitions deals for the company. Mr Nguyen was also the Chairman for a company based in Ho Chi Minh (TD Tourist Agency Co. from 2006 to 2008 and Mr Nguyen worked with senior executives of the company to expand overseas operations. We also revised to state that the National University is located in San Diego, United States

Under our Secretary, Mr. Khoo Hsiang Hua, we had revised to include that Mr Khoo has been the Chief Executive Officer and Secretary of El Maniel International, Inc a US OTC public company since 2010 and he has held managerial and directorship positions within diverse industries for companies in the United States, United Kingdom, West Africa, South East Asia as well as Australasia in the past. During the recent 5 years, Mr Khoo was extensively involved in project management and he developed overseas project expansion in the gold mining industry for El Maniel International, Inc during his term of service in the company since 2010. Prior to 2010, Mr Khoo served as director since 2008 for Rich Global Investments Limited, a company domiciled and based in United Kingdom. Mr Khoo specialized in providing strategic management consulting services in areas of mergers and acquisitions under the company.

Note 9 – Subsequent Events, page F-9

23.	Please report the date that you retained the law offices of William G. Goode.

Respond:

We had revised to state that on July 12, 2012 the Company has retained the Law Offices of William G Goode, located at 350 Vet Memorial Highway, Commack, NY 11725 to pass upon the validity of the shares being offered and certain other legal matters.

Should there be any additional questions or comments on the foregoing, please do not hesitate to contact the undersigned at (212) 726-2184 or, in his absence, Khoo Hsiang Hua at (917) 720-3390.

Sincerely,

REDFIELD VENTURES, INC
/s/ Long Nguyen
Long Nguyen
Chief Executive Officer